FORM 51–102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Asanko Gold Inc.
680 – 1066 West Hastings Street
Vancouver,British Columbia V6E3X2

Item 2	Date of Material Changes

July 31, 2018

Item 3	News Release

A news release was issued by Asanko Gold Inc. (“Asanko” or the“Company”)on July  31, 2018 and distributed through Globe News wire and filed on SEDAR.

Item 4	Summary of Material Changes

On July 31, 2018, the Company completed the joint venture formation transactions between the Company and certain of its affiliates and certain affiliates of Gold Fields Limited (“Gold Fields”) to create the 50:50 corporate joint venture (“JV”) for the ownership and operation of the Asanko Gold Mine in Ghana and its associated mineral properties in Ghana (collectively, the “JV Transaction”). On completion of the JV Transaction, affiliates of Gold Fields invested an aggregate of $165 million into three subsidiaries of Asanko, including a newly formed joint venture entity, and these funds were used to repay the Company’s outstanding loan to EXP T2 Ltd., an affiliate of RK Mine Finance Trust I (“Red Kite”). Gold Fields (JSE:GFI) (NYSE:GFI), is one of the world’s largest gold producers and the second largest gold producer in Ghana.

Unless otherwise noted, all references to “$” in this Material Change Report mean the United States dollars.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On March 29, 2018 Asanko and its subsidiaries PMI Gold Corporation (“PMI”), Asanko Gold Ghana Limited (“AGGL”) and Adansi Gold Company (GH) Limited (“Adansi”) (together, and with AGB (as defined below), the “Asanko Parties”), entered into a combination agreement (the “Combination Agreement”) with Gold Fields Netherlands Services B.V. (“GFNSBV”), Gold Fields Orogen Holding (BVI) Limited (“GF Orogen”) and Marsh Holdings Inc. (“GF Canada”). Each of GFNSBV, GF Orogen, GF Canada and an additional affiliate, GFI Netherlands B.V. (“GF Dutchco”), is a wholly owned subsidiary of Gold Fields (the subsidiaries together, the “GF Parties”).

In accordance with the Combination Agreement, the Company completed a private placement (the “Private Placement”) to GF Canada of 22,354,657 common shares (the “GF Private Placement Shares”), at a price of approximately $0.79 (C$1.0121) per share, for aggregate gross proceeds of $17,555,205. The Private Placement was completed on April 4, 2018. Concurrently with completion of the Private Placement, the Company also entered into an investor rights agreement with GF Canada (the “Investor Rights Agreement”). The provisions of the Combination Agreement and the Investor Rights Agreement are described in detail in the Company’s Material Change Report filed on SEDAR on April 9, 2018.

The Combination Agreement was entered into in connection with the formation of the 50:50 corporate JV between the Company and certain of its affiliates and certain affiliates of Gold Fields to jointly own and operate the Asanko Gold Mine in Ghana and its associated properties. The JV Transaction was completed on July 31, 2018 and as a result, Asanko and Gold Fields are now, through their respective affiliate companies, 50:50 corporate joint venture partners in the ownership and operation of the Asanko Gold Mine and its associated properties. The Government of Ghana continues to hold a free-carried 10% interest in AGGL which owns the Asanko Gold Mine.

JV Transaction

The completion of the JV Transaction involved the completion of the following transactions and execution of the following agreements:

•	in advance of completion of the JV Transaction, Asanko and its affiliates completed certain reorganization steps internal to Asanko that included:

o	the consolidation of the Asanko intercompany loans to AGGL and Adansi into a newly formed Isle of Man company, Shika Group Finance Limited, incorporated to finance the joint venture (“JV FinCo”);

o

the capitalization of approximately $200 million of the intercompany loans and an additional $5 million cash contributed by Asanko into an aggregate of approximately $205 million JV FinCo redeemable shares acquired by Asanko Gold (Barbados) Inc. (“AGB”), a wholly-owned subsidiary of Asanko; and

o	the capitalization of the balance of the intercompany loans into common shares of JV Finco;

•

following the internal reorganization transactions, GF Orogen completed the cash investment of approximately $165 million into JV Finco in exchange for redeemable preferred shares of JV FinCo (the “GF Redeemable Share Investment”);

•

the proceeds from the GF Redeemable Share Investment were used to enable AGGL to repay the principal and capitalised interest owing by AGGL to Red Kite under a definitive senior facilities agreement (the “RK Loan ”) dating from 2014 that was used by Asanko to construct the Asanko Gold Mine;

•	following the repayment of the RK Loan, certain of the GF Parties subscribed for and purchased the following ordinary share interests for relatively nominal consideration:

o	50% of the common share equity of JV FinCo;

o	50% of the ordinary shares of AGGL (exclusive of the 10% interest retained by the Government of Ghana); and

o	50% of Adansi;

•

as a result of the above subscriptions, certain of the Asanko Parties and the GF Parties now own (i) equal common share interests in each of JV Finco, AGGL and Adansi, and (ii) redeemable share interests of approximately $205 million, held by AGB, and approximately $165 million, held by GF Orogen;

•

the Company, AGB, JV Finco, AGGL, Adansi, GF Orogen, GFNSBV and GF Dutchco entered into a Joint Venture Companies and Services Agreement dated July 31, 2018 (the “JVSA”) for the ownership and operation of the Asanko Gold Mine, as described in greater detail below under “The Joint Venture Agreement (“JVSA”)”. The Company and AGB on the one hand, and GF Orogen, GFNSBV and GF Dutchco on the other, are referred to as the “Participating Groups” for purposes of the JVSA;

•

as contemplated in the JVSA, the Company, AGGL, Adansi and GF Dutchco entered into an amended and restated services agreement dated July 31, 2018 (the “Services Agreement”) under which the Company will provide management services and act as “Service Provider” (a role sometimes referred to as JV “operator”) for the benefit of each of AGGL and Adansi in accordance with the JVSA for fees expected to be approximately $6 million per year; and

•

as required under the Combination Agreement, the Company entered into a registration rights agreement dated July 31, 2018 (the “Registration Rights Agreement”) with certain of the GF Parties whereby the Company provided share registration rights to GF Canada in connection with the resale of the GF Private Placement Shares.

Under the Combination Agreement, GF Orogen will invest a further $20 million in JV FinCo redeemable shares upon the earlier of the occurrence of certain development milestone events and December 31, 2019. Upon completion of this investment, the proceeds will be immediately paid over by JV FinCo to AGB in order to redeem $20 million of Asanko’s redeemable shares of JV Finco, thereby equalizing each side’s redeemable share investments into JV FinCo at approximately $185 million. Pending the completion of this investment, the parties will operate under the JVSA as a 50:50 joint venture.

The Joint Venture Agreement (“JVSA”)

The JVSA has been entered into to govern the joint venture relationship between the Participating Groups respecting the ownership and operation of JV Finco, AGGL and Adansi and the assets and liabilities of the JV which include the Asanko Gold Mine. The Participating Groups own their respective interests in the Asanko Gold Mine and other assets through the equal ownership of common share equity of each of AGGL, which is owner of the Asanko Gold Mine, Adansi, which owns other Ghanaian mineral property interests, and JV FinCo. AGGL, Adansi and JV Finco are referred to collectively as the “JV Companies”. The Government of Ghana continues to retain a 10% free-carried interest in AGGL.

The JVSA includes the following material terms:

•	Establishment of a management committee to oversee the operation and any development of the JV, with initial equal representation from the Participating Groups,

•	Agreements as to board representation and management of each of the JV Companies with initial equal representation from the Participating Groups,

•	Adjustment to management committee and board representation in the event of future changes in ownership of the JV Companies.

•

Voting on the management committee and the boards of the JV Companies is in accordance with the Participating Groups’ respective JV ownership interests and is deemed to be 50:50 pending completion of the additional $20 million investment by the GF Parties.

•

An expedited dispute resolution process by reference to an expert for “ordinary decisions”, which are all decisions which are not “Special Majority Decisions”. Special Majority Decisions require 85% voting approval and so will effectively require unanimity as long as the Participating Groups are 50:50. Special Majority Decisions principally include:

(1)	Approval of annual programs and budgets including changes from the previous year or to the life-of-mine business plan which vary by more than 6%.

(2)	Approval for monthly cash calls in an amount which is 100% or more of the monthly cash call forecasted under the then current approved program and budget.

(3)

Expansion of the area of the operations beyond the development area, the disposition or surrender or relinquishment of property titles, the disposal or sale of any assets whose book value exceeds $30 million, the abandonment of material operations, or approval of a closure plan.

(4)	The sale, lease or exchange of all or substantially all of the JV assets or merger or consolidation of any of the JV operations or entities with any other business or entity.

(5)	Placing the mining operations on "care and maintenance" unless they are projected to operate with negative cash flow beyond certain defined time and amount thresholds.

(6)	Any changes in the JV auditor, and engaging in certain financial transactions such as hedging or foreign currency obligations for the JV.

(7)	The JV borrowing in excess of $5 million and granting security interests in JV assets, and effecting other transaction types generally in excess of $5 million.

(8)	Initiating or settling lawsuits or arbitration proceedings in excess of certain thresholds.

(9)	Approval of any material delay of expenditure of more than the greater of 15% and $5 million in relation to an approved program and budget.

(10)

Any change in the constating documents or in the authorized capital of any JV Company or the taking of any steps to wind-up or terminate a JV Company or convert any shareholder loan of any JV Company into shares of that JV Company.

•	Special Majority Decisions are not subject to expert determination or arbitration and each Participating Group is permitted to vote on them in its own self-interest.

•

Asanko will act as Manager (or operator) under the Services Agreement that establishes the duties and responsibilities of Asanko as Manager and the manner of determination of the compensation payable to Asanko as Manager. Compensation is agreed to be (and not exceed that amount except for US inflation) approximately $6 million per year. Asanko can be removed for customary reasons including misconduct, insolvency and JV equity dilution of its interest below a 30% interest in the JV.

•	The manner of preparation and approval of programs and budgets for the Asanko Gold Mine and timing for their adoption and implementation.

•

The parties have agreed that funding for the JV will generally come firstly from cash flow from Asanko Gold Mine operations, secondly from third party borrowings by the joint venture and lastly from cash calls to the Participating Groups themselves. Where program funding is requested of the parties in excess of $20 million per year, a Participating Group may elect to fund a lesser amount of the program or none at all and may in such case suffer equity dilution in the JV if the other Participating Group funds the shortfall.

•

The JVSA has equity dilution provisions based on the amount of non-participation in a program calculated as a fraction of the amount not funded divided by the appraised value of the JV. The JVSA also has additional penalty equity dilution of 50% of the voluntary dilution amount where a Participating Group commits to a program funding but fails to timely provide it and the other Participating Group makes a cover payment to provide the JV with the required funding.

•

Under the JVSA each Participating Group has the right undertake the sole risk development in respect of a new development program which is supported by a “positive” (≥ 15% rate of return) feasibility study where the other Participating Group declines to participate. In such event the funding Participating Group will act as Manager to implement the new development and must include compensation to the other Participating Group for any interference in existing mine operations. The other Participating Group may elect to back-in to the new development by paying its pro rata share plus a 50% risk premium within 6 months of project completion. If the other Participating Group does not elect to back-in, then the sole risk Participating Group will be entitled to priority to 100% of cash flow of the new development until its payback (recovery of all carried costs plus interest) plus a 100% risk premium. After achieving invested funds payback including interest, plus a 100% premium, the sole risk Participating Group may be required by the other Participating Group to contribute its priority cash flow rights to the JV for $1.

•

The JVSA defines customary events of default and remedies of a non-defaulting Participating Group against a defaulting Participating Group, including circumstances where the sale of the interest of a defaulting Participating Group may be compelled, subject the ability of the defaulting Participating Group to make cover payments where defaults may be remedied within an agreed period of time.

•	The JVSA has provisions relating to capital accounts, records, other accounts, reports and audits and establishes the criteria for adjustment and determination of distributable cash.

•

The JVSA has restrictions on transfer and manner of sale obligations, including rights of pre- emption as well as mechanics for dispute resolution including use of arbitration insofar as possible to resolve disputes.

Services Agreement

The Services Agreement includes the following material terms:

•

The Company will act as “Service Provider” under the JVSA and provide AGGL and Adansi with technical and non-technical support and assistance in relation to the operation of the Asanko Gold Mine and related properties in accordance with the JVSA.

•

The services to be provided will be to enable each of AGGL and Adansi to properly conduct its operations in accordance with the strategic and operational goals determined by the management committee under the JVSA and implement approved programs and budgets under the JVSA.

•

The Company is entitled to receive services fees based on the Company’s direct costs plus an agreed mark-up, plus an additional fee associated with supervised costs (costs incurred by a joint venture company which are supervised by the Company), subject to a service fee cap of $6.0 million in any fiscal year and with an expectation that the service fees will aggregate approximately $6.0 million (subject to US inflation) in each fiscal year.

•

The Company’s appointment is for the life of the Asanko Gold Mine, subject to the terms of the Services Agreement, and the agreement will remain in force for the longer of the current life-of - mine plan and sixteen (16) years.

•

The Company may be required to resign as Service Provider upon the occurrence of certain events, including upon the occurrence of events of default, certain changes of control relating to the Company, the Company’s ownership interest in the JV dropping below 30% and upon a Special Majority Decision under the JVSA.

Registration Rights Agreement

The Registration Rights Agreement includes the following material terms:

•

GF Canada has been provided with both demand and piggyback registration rights to cause the GF Private Placement Shares to be qualified for resale both in Canada and the United States under applicable Canadian and United States securities laws.

•	The demand registration rights are subject to two demand requests in any year, limitations relating to black-out periods and other customary limitations.

•	The piggyback registration rights are subject to the qualification not having any material adverse impact on the Company’s proposed offering and other customary limitations.

•	The Corporation will generally be responsible for all registration expenses.

•	The Registration Rights Agreement includes customary provisions relating to registration procedures and indemnification.

Interim (Backstop) Loan not Proceeded With

As Red Kite agreed to a defer the first principal repayment of the RK Loan from July 1, 2018 until August 1, 2018, and the RK Loan was repaid in full concurrent with the closing of the JV Transaction, the Interim Loan from GF Parties contemplated by the Combination Agreement was not called on by Asanko. As a result, the GF Parties will not be issued any additional shares of Asanko in connection with the Combination Agreement and the JV Transaction.

Estimated Impact on Company’s Financial Statements

The following disclosure represents management’s current estimates using unaudited figures and certain assumptions as described under “Pro Forma Financial Statements“ below. For accounting purposes, the JVSA establishes joint control of the Mine between the Asanko Parties and the GF Parties (the “Joint Arrangement”). As the Company does not retain sole control of the Mine, and due to the fact that the Joint Arrangement has been structured within the legal entities of JV FinCo, AGGL and Adansi, the Joint Arrangement represents a joint venture as defined under IFRS11 – Joint Arrangements. Effective as of closing of the JV Transaction on July 31, 2018, Asanko commenced equity accounting for its interest in the Joint Arrangement, and the Company derecognized all the assets and liabilities of its Ghanaian subsidiaries, as well as the carrying amount of previously recognized non-controlling interests in AGGL (which were previously presented on a consolidated basis). The Company recognized the fair value of its interest in the Joint Arrangement. The Company expects to record a loss associated with the loss of control as at the closing date, $144.6 million of which (or $0.64 per share) was recorded as part of the Company’s interim financial statements for the three and six months ended June 30, 2018 when the Company reclassified the assets and associated liabilities of its Ghanaian subsidiaries as held for sale in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations. The non-cash loss associated with the loss of control remains subject to changes associated with the operating results of the Asanko Gold Mine from July 1, 2018 until the closing date of the JV Transaction, but is expected to be less than $0.80 per share in total. The Company’s retained interest in the Joint Arrangement is comprised of and will be accounted for as follows:

•

$20 million in redeemable preference shares which are redeemable by JV Finco based on an agreed Esaase development milestone, but in any event no later than December 31, 2019.The Company will account for this financial asset at amortized cost ($19.2 million as at closing of the JV Transaction);

•

$184.9 million redeemable preference shares which have no fixed redemption date and shall be measured at fair value through profit and loss. As the closing date of the JV Transaction, the fair value was estimated at $148.9 million; and

•	$127.3 million of equity interest in the Joint Arrangement which will subsequently increase or decrease for the Company’s share of the future profits or losses of the Joint Arrangement.

ProForma Financial Statements

In order to demonstrate the likely impact of the JV Transaction on the Company’s future consolidated financial statements the Company has prepared an unaudited pro forma statement of operations and comprehensive income for the six months ended June 30, 2018 and a pro forma statement of financial position as at June 30, 2018, on the basis that the JV Transaction occurred on December 31, 2017.

The pro forma financial statements have been prepared for illustrative purposes only, and are not necessarilyreflective of the results of operations that would have resulted had the JV Transaction closed on December 31, 2017. Further, the pro forma financial statements are not necessarily indicative of the future results of operations which would result from the JV Transaction. These pro forma financial statements should be read in conjunction with the unaudited consolidated financial statements of Asanko as at and for the six months ended June 30, 2018. The pro forma financial statements do not reflect any cost savings, operating synergies or enhancements that the joint venture may achieve, or liabilities arising from the operations of the joint venture. Such savings or liabilities could be material.

Similarly, the pro forma loss associated with the loss of control in Asanko’s Ghanaian subsidiaries that has been included in the pro forma accumulated deficit as at June 30, 2018 below, will differ from the actual loss associated with the loss of control. Differences between the actual and pro forma loss associated with the loss of control may arise from various factors, including the following factors:

•	Changes in intercompany loans between Asanko and AGGL, Adansi and JV Finco from December 31, 2017 to the closing date of the JV Transaction (July 31, 2018).

•	The results of operations of AGGL, Adansi and JV Finco from December 31, 2017 to the closing date of the JV Transaction (July 31, 2018).

ASANKO GOLD INC.
UNAUDITED PRO-FORMA CONSOLIDATED INTERIM STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE SIX MONTHS ENDED JUNE 30, 2018
(In thousands of United States Dollars, except dollar per share amounts)

Six months ended
June 30,
2018
$

Income from Joint Venture	5,893
General and administrative expenses**	(1,644)
Income from operations	4,249
Finance income	5,611
Finance expense	(8)
Foreign exchange loss	(72)
Income before income taxes	9,780
Current income tax expense	(946)
Net income and comprehensive income for the period attributed to common shareholders	8,834

Earnings per share attributable to common shareholders:
Basic	0.04
Diluted	0.04
Weighted average number of shares outstanding:
Basic	225,804,614
Diluted	225,806,396

**

The Company provides management services and acts as Manager for the benefit of the Joint Venture, in accordance with the JVSA, for fees expected to be approximately $6 million per year. General and administrative expenses are presented net of a pro forma $3 million recovery, representing the recovery of management fees for the six-month pro-forma period.

ASANKO GOLD INC.
UNAUDITED PRO-FORMA CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS AT JUNE 30, 2018
(In thousands of United States Dollars)

June 30, 2018
$
Assets
Current assets
Cash and cash equivalents	18,756
Receivables	4,878
Prepaid expenses and deposits	337
VAT receivable	5
23,976
Non-current assets
Financial assets	173,267
Interest in Joint Venture	131,142
Mineral properties, plant and equipment	88
304,497
Total assets	328,473

Liabilities
Current liabilities
Accounts payable and accrued liabilities	5,793
Non-current liabilities
Long-term incentive plan liability	101
Total liabilities	5,894
Equity
Common shareholders' equity
Share capital	578,853
Equity reserves	48,904
Accumulated deficit	(305,178)
Total common shareholders' equity	322,579
Total liabilities and equity	328,473

Pro forma adjustments reflected in the statements above include:

(a)

the Company’s equity interest in the pro forma profit of AGGL for the six months ended June 30, 2018 reflect reduced depreciation as the pro forma loss associated with the loss of control as at December 31, 2017 reduced the opening carrying value of AGGL’s mineral property, plant and equipment as at January 1, 2018.

(b)

the Company’s equity interest in the pro forma profit of AGGL for the six months ended June 30, 2018 reflect increased deferred income tax expenses as the reduced pro forma depreciation for the six months ended June 30, 2018 gives rise to an increased pro forma taxable temporary difference.

(c)	the recognition of finance income for the six months ended June 30, 2018 associated with fair value adjustment to the Company’s $184.9 million interest in JV Finco redeemable preference shares.

(d)	the recognition of finance income for the six months ended June 30, 2018 associated with accretion of the amortized cost of the Company’s $20 million interest in JV Finco redeemable preference shares.

SEDAR Filing

A copy of the JVSA is being filed concurrently on SEDAR with the filing of this Material Change Report. The form of the Services Agreement is attached as a schedule to the JVSA. Investors are advised to refer to the copy of the filed agreements for a description of the terms of the aforementioned agreements. The summary of material terms provided herein is qualified by reference to the entirety of the agreements.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7	OmittedInformation

Not applicable.

Item 8	ExecutiveOfficer

Fausto Di Trapani
Chief Financial Officer
Telephone: 778-729-0627

Item 9	Date of Report

August 10, 2018